 As filed with the Securities and Exchange Commission on January 17, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

  FOR IMMEDIATE RELEASE
 January 16, 2006

TELE2 APPOINTS NEW EXECUTIVE VICE PRESIDENT SALES & MARKETING

Stockholm – Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that Anders Olsson, currently Market Area Director Central Europe and CEO of Tele2 Germany, is appointed Executive vice President Sales & Marketing.

Anders Olsson has been employed by Tele2 since 1997 and has held the positions of Marketing Director of Tele2 Italy and Marketing Coordinator on a group level, as well as his current position as Market Area Director Central Europe. Anders Olsson will replace Fredrik Berglund, who has chosen to leave Tele2 for family reasons.

Lars-Johan Jarnheimer, President and CEO of Tele2, comments; “Anders Olsson has been in the company for nine years and his broad and successful marketing and sales skills will be a great advantage to us in our work to further strengthen Tele2’s position in Europe. Fredrik Berglund, who has held the position only for a short period after having been Market Area Director for our Nordic operations, leaves Tele2 for family reasons, which we respect. We would like to take the opportunity to thank Fredrik for his great contributions and for having been part of the team that has made Tele2 Europe’s leading telecom operator.”

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have more than 30 million customers in 23 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: January 17, 2006